VVF AGTECH, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT ACCOUNTANTS'
REVIEW REPORT

DECEMBER 31, 2022

VVF AGTECH, INC.

FINANCIAL STATEMENTS
AND INDEPENDENT ACCOUNTANTS' REVIEW REPORT

DECEMBER 31, 2022

TABLE OF CONTENTS

Berger, Toombs, Elam,
Gaines & Frank

Certified Public Accountants PL

600 Citrus Avenue
Suite 200
Fort Pierce, Florida 34950

772/461-6120 // 461-1155
FAX: 772/468-9278

Independent Accountants' Review Report

To Shareholders
VVF AgTech, Inc.
Okeechobee, Florida

We have reviewed the accompanying statement of Statement of Assets, Liabilities, and Equity – Income Tax Basis of VVF AgTech, Inc. as of December 31, 2022, and the related Statement of Revenues, and Expenses, Statement of Changes in Stockholders' Equity – Income Tax Basis, and Statement of Changes in Cash – Income Tax Basis from January 4, 2022 to (date of inception) to December 31, 2022. A review includes primarily applying analytical procedures to management's financial data and making inquiries of VVF AgTech, Inc. management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the basis of accounting the VVF AgTech, Inc. uses; this includes determining that the basis of accounting the VVF AgTech, Inc. uses is acceptable for the preparation of financial statements in the circumstances. Management is also responsible for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements for them to be in accordance with the basis of accounting the VVF AgTech, Inc. uses. We believe that the results of our procedures provide a reasonable basis for our report.

Basis of Accounting

We draw attention to Note 1 of the financial statements, which describes the basis of accounting. The financial statements are prepared in accordance with the basis of accounting the VVF AgTech, Inc. uses for income tax purposes, which is a basis of accounting other than the accounting principles generally accepted in the United States of America. Our conclusion is not modified with respect to this matter.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with tax basis of accounting and accounting principles generally accepted in the United States of America.

We are required to be independent of the VVF AgTech, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Berger Toombs Elam Gaines + Frank

Berger, Toombs, Elam, Gaines & Frank
Certified Public Accountants PL
Fort Pierce, Florida
December 5, 2023

VVF AGTECH, INC.
STATEMENT OF ASSETS, LIABILITIES, AND EQUITY – INCOME TAX BASIS
For the Year Ended December 31, 2022

Assets	
Current Assets	
Cash and cash equivalents	$ 297,456
Inventory	111,213
Deposit	7,900
Total Current Assets	416,569
Property and Equipment	
Land	1,722,466
Buildings and improvements	1,679,563
Furniture and equipment	489,831
Biological assets	509,182
Less: accumulated depreciation	(1,556,694)
Total Fixed Assets	2,844,348
Total Assets	$ 3,260,917
Liabilities	
Current Liabilities	
Accounts payable	$ 3,859
Sales tax payable	57
Accrued Interest	131,200
Promissory Notes Payable	3,380,901
Current Portion of Long Term Debt	30,490
Total Current Liabilities	3,546,507
Non-current Liabilities	
Long-term Portion of Debt	645,388
Total Non-current Liabilities	645,388
Total Liabilities	4,191,895
Stockholders' Equity	
Common Stock	40
Preferred Stock	550,000
Paid In Capital	862,355
Net Loss	(2,343,373)
Total Equity	(930,978)
Total Liabilities and Equity	$ 3,260,917

The accompanying notes are an integral part of these statements.

VVF AGTECH, INC.
STATEMENT OF REVENUES AND EXPENSES – INCOME TAX BASIS
From January 4, 2022 (Date of Inception) to December 31, 2022

Revenues	$ 622,522
Cost of Godds Sold	316,203
Gross Profit	306,319
Operating Expenses	
Advertising and marketing	4,425
Bank fees	1,035
Contractors and consultants	71,750
Depreciation	1,556,694
Interest Expense	184,539
Insurance	11,270
Legal and professional	77,347
Management fee	15,000
Meals and Entertainment	41,854
Miscellaneous	25,983
Office expense	111,475
Payroll	386,805
Rent and lease	500
Repairs and maintenance	47,358
Travel	37,017
Taxes	35,128
Utilities	42,801
Total Operating Expenses	2,650,981
Net Operating Loss	(2,344,662)
Other Income	1,289
Net Income	$ (2,343,373)

The accompanying notes are an integral part of these statements.

VVF AGTECH, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY - INCOME TAX BASIS
From January 4, 2022 (Date of Inception) to December 31, 2022

	Common Stock	Preferred Stock	Paid in Capital	Retained Earnings	Total Stockholders' Equity
Balance, January 4, 2022	$ -	$ -	$ -	$ -	$ -
Net income	-	-	-	(2,343,373)	(2,343,373)
Paid in Capital	-	-	862,355	-	862,355
Common Stock Issued	40	-	-	-	40
Preferred Stock Issued	-	550,000	-	-	550,000
Balance, December 31, 2022	$ 40	$ 550,000	$ 862,355	$ (2,343,373)	$ (930,978)

The accompanying notes are an integral part of this statements.

VVF AGTECH, INC.
STATEMENT OF CASH FLOWS – INCOME TAX BASIS
From January 4, 2022 (Date of Inception) to December 31, 2022

Cash Flows From Operating Activities	
Net Loss	$ (2,343,373)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,556,694
Change in current assets and liabilities:	
Increase in current assets	(7,900)
Increase in inventory	(111,213)
Increase in current liabilities	3,859
Increase in accrued interest	131,200
Increase in accrued taxes	57
Net Cash Used By Operating Activities	(770,676)
Cash Flows From Investing Activities	
Purchases of Fixed Assets	(4,401,042)
Net Cash Used By Investing Activities	(4,401,042)
Cash Flows From Financing Activities	
Issuance of Promissory Notes Payable	3,380,901
Issuance of Mortgage Payable	700,000
Principal Payments on Mortgage Payable	(24,122)
Issuance of Common Stock	40
Issuance of Preferred Stock	550,000
Paid In Capital	862,355
Net Cash Provided By Investing Activities	5,469,174
Change in Cash	297,456
Cash January 4, 2022	-
Cash December 31, 2022	$ 297,456

The accompanying notes are an integral part of these statements.

VVF AgTech, Inc.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2022

1. Summary of Significant Accounting Policies

Nature of Operations

The financial statements have been prepared to present the financial position and results of operations from VVF AgTech, Inc (the "Company"). The financial statement only includes information from inception (January 4, 2022) through December 31, 2022.

VVF AgTech, Inc. was incorporated in the State of Delaware on January 4, 2022, but company operations take place in Florida and Georgia.

The Company was established with the vision to a make farming a profitable venture with the combination of safe farmland, real estate assets, and technology utilization in diversified farming businesses. With multiple lines of farming related businesses, the Company takes necessary steps to ensure risks of farming are mitigated. Growing specialty tropical fruit trees, high tech greenhouse cucumber production, farm real estate sales, tropical trees nursery are major lines of businesses of the Company.

Fiscal Year

The Company operates on a December 31st year-end.

Basis of Accounting

The financial statements of VVF AgTech, Inc. have been prepared on the Income Tax Basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America (GAAP). The Income Tax Basis of accounting differs from GAAP primarily because revenues are recognized when received rather than when earned and expenses are recorded when paid rather than when incurred. Also, Under the Income Tax-basis the Company can expense certain types of assets under the tax law and GAAP requires that the assets be capitalized and expensed over their useful life. The financial statements therefore, present only cash and cash equivalents and changes therein, in the form of cash receipts and disbursements.

Financial Statement Presentation

Under the FASB Accounting Standards Codification, the Company is required to report information regarding its financial position and activities within the Statement of Assets, Liabilities, and Equity – Income Tax Basis and the related Statement of Operations and Retained Earnings – Income Tax Basis.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

1. **Summary of Significant Accounting Policies (Continued)**

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents.

Inventory
Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. On December 31, 2022, the company held $111,213 in inventory available for sale.

Property and Equipment
Property and equipment are recorded at acquisition cost or estimated cost at the time of acquisition. VVF AgTech, Inc. does not have records to support the acquisition cost or estimated acquisition cost of certain long-term assets. The Company's policy is to capitalize property and equipment over $5,000 with a useful life more than one year. Depreciation on all assets is computed using the straight-line method over the estimated useful lives ranging from five to forty years.

Income Taxes
VVF AgTech, Inc. has elected to be treated as a tax option corporation under the Internal Revenue Code. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company is also subject to corporation income tax filing requirements in the States of Delaware and Florida.

Advertising
Advertising costs are generally charged to operations in the year incurred and totaled $6,234 in the year ending on December 31, 2022.

2. Cash and Cash Equivalents

Cash is comprised of the following as of December 31, 2022:

Checking	$	297,181
PayPal		275
Total Cash	$	297,456

On December 31, 2022, the company had $297,181, on deposit at various financial institutions, with $39,518 that was uninsured by the Federal Deposit Insurance Corporation (FDIC). The company also had a PayPal account with a carrying value of $275 that was not insured.

3. Property and Equipment

An analysis of the fixed assets accounts for the year is as follows:

	Balance January 4, 2022	Additions	Deletions	Balance December 31, 2022
Land	$ -	$ 2,177,586	$ -	$ 2,177,586
Land Improvements	-	59,043	-	59,043
Buildings	-	1,620,520	-	1,620,520
Machinery & Equipment	-	31,977	-	31,977
Furniture & Fixtures	-	2,734	-	2,734
Biological Assets	-	509,182	-	509,182
Total	-	4,401,042	-	4,401,042
Less: accumulated depreciation	-	(1,556,694)	-	(1,556,694)
Total	$ -	$ 2,844,348	$ -	$ 2,844,348

Depreciation expense for the year was $1,556,694 based on the income tax basis of accounting which includes bonus depreciation.

4. Promissory Notes Payable

Short-term debt at December 31, 2022 consisted of the following:

The Company issued several promissory notes to individuals and businesses totaling $3,380,901. They all collectively have a 6% interest rate with full balloon payment of principal and interest due within a year.

5. Mortgage Payable

Long-term debt at December 31, 2022 consisted of the following:

The company issued a mortgage note payable to a finance company, due in monthly payments of $6,011.97, with 6.25% interest and a maturity date of March 1, 2025. As of December 31, 2022, $675,878 is outstanding in mortgage payable, with $30,490 due within a year, and $645,388 due long term.

Maturities of long-term debt are as follows:

Year Ending December 31,	
2023	$ 30,490
2024	32,452
2025	612,936
Total	$ 675,878

6. Equity

Common Stock
Under the Articles of Incorporation, the total number of common shares of stock that the Company shall have authority to issue is 10,750,000, consisting of shares of Class A - Common Stock, $0.00001 par value per share. As of December 31, 2022, 4,000,000 shares of common stock have been issued at par value of $40.

Preferred Stock
Under the Articles of Incorporation, the total number of preferred shares of stock that the Company shall have authority to issue is 5,870,620.

Preferred Stock consists of:

	Original Issue Price	Authorized Shares	Outstanding Shares	Shares Available
Series Seed-1 Preferred Stock	$ 0.90	1,666,670	194,443	1,472,227
Series Seed-2 Preferred Stock	$ 0.95	1,578,950	184,210	1,394,740
Series Seed-3 Preferred Stock	$ 1.00	1,500,000	175,000	1,325,000
Series Seed-4 Preferred Stock	$ 1.20	625,000	-	625,000
Series Seed-5 Preferred Stock	$ 1.50	500,000	-	500,000
Total		5,870,620	553,653	5,316,967

As of December 31, 2022, 553,653 shares of preferred stock are outstanding, at the original issue price of $550,000.

See independent accountants' review report.

7. **Subsequent Events**

After year end, VVF Ag Tech, Inc purchased a farm in Atlanta, Georgia for $950,000, with the owner financing $450,000 with an interest rate of 6% maturing in 2028.

In 2023, the Company also issued a 1-year promissory note for $590,000 bearing an interest rate of 6%.

8. **Date of Management's Review**

In preparing the financial statements, the Company evaluated events and transactions for potential recognition or disclosure through December 5, 2023, the date that the financial statements were available to be issued.